CUE BIOPHARMA, INC.

40 Guest Street

Boston, Massachusetts 02135

March 27, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance, Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention: Tim Buchmiller

Re:	Cue Biopharma, Inc.

Registration Statement on Form S-3

Filed March 16, 2026

File No. 333-294366

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Cue Biopharma, Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-294366), so that it may become effective at 4:00 p.m. Eastern time on March 31, 2026, or as soon thereafter as practicable, or at such later time as the Registrant or its counsel may orally request via telephone call to the Staff.

Very truly yours,

CUE BIOPHARMA, INC.

By:	/s/ Lucinda Warren
Name:	Lucinda Warren
Title:	Interim President and Chief Executive Officer